UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements and MD & A for the year ended December 30, 2005. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2005. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the three months ended March 31, 2006 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at http://www.sedar.comand www.sec.gov respectively, as well as on our corporate Web site at http://www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Derivative Financial Instruments“, “Critical Accounting Policies and Estimates” or, “Market Risks and Uncertainties” to those outlined in the Company’s 2005 annual MD & A. As such, they are not repeated herein. The information in this MD & A is current as of May 9, 2006.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

Overview

Revenues for the first quarter ended March 31, 2006 declined by 4.4% to $451.0 million, compared to the $471.9 million posted a year ago. After-tax earnings declined by 11.1% to $24.2 million from $27.2 million in 2005. Diluted earnings per share (EPS) were $0.74 in 2006 compared to $0.83 in 2005. The revenue decline in the quarter was due principally to lower sales in the Home Furnishings segment, with a decrease of $11.6 million and the Recreational / Leisure segment where the decrease was $5.9 million. In addition, the stronger U.S. dollar versus the Euro in 2006 had the impact of decreasing sales by $8.9 million in 2006. As a result the organic sales decline was 2.5% as opposed to the 4.4% reported. Due principally to lower margins in the Home Furnishings segment, gross margins in the quarter declined by 70 basis points, from 23.1% to 22.4%. Importantly, gross margins increased by 130 basis points from the 21.1% recorded in the fourth quarter of 2005. The Company’s selling, general and administrative costs declined by $3.3 million in 2006 versus the prior year. The lower rate of exchange of the Euro to U.S. dollar accounted for $1.4 million of the decline with the balance at DJG USA. Product liability costs in the quarter were consistent with those of the prior year.

An analysis of the decrease in after tax earnings from 2005 to 2006 is as follows:

Analysis of impact on after-tax earnings
Earnings from operations by Segment:
Juvenile increase	$ 2,675
Recreational/Leisure decrease	(1,672)
Home Furnishings decrease	(6,169)
Total earnings from operations decrease	(5,166)

Lower interest costs	160
Decrease in income taxes	1,324
Other	658
Total decrease in after-tax earnings	$ (3,024)

The causes of these variations versus last year are discussed in more detail below.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Jun. 30, 2005	Sept. 30, 2005	Dec. 30, 2005	Mar. 31, 2006
Revenues	$ 435,375	$ 423,329	$ 430,258	$ 451,024

Net income	$ 21,745	$ 19,826	$ 22,546	$ 24,181

Earnings per share
Basic	$ 0.66	$ 0.60	$ 0.69	$ 0.74
Diluted	$ 0.66	$ 0.60	$ 0.69	$ 0.74

Operating Results for the Quarters Ended
	Jun. 30, 2004	Sept. 30, 2004	Dec. 30, 2004	Mar. 31, 2005
Revenues	$ 409,352	$ 433,838	$ 469,072	$ 471,903

Net income	$ 17,908	$ 28,046	$ 34,722	$ 27,205

Earnings per share
Basic	$ 0.55	$ 0.86	$ 1.06	$ 0.83
Diluted	$ 0.54	$ 0.85	$ 1.05	$ 0.83

Segmented Results

Segmented figures are presented in Note 10 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

Expenses as a percentage of revenues	Three months ended March 31
	2006	2005
Revenues	100.0%	100.0%
Cost of Sales	71.6%	71.8%
Gross Profit	28.4%	28.2%
Selling, general and administrative expenses	12.2%	13.2%
Depreciation and amortization	2.9%	3.0%
Research and development costs	0.7%	0.7%
Earnings from operations	12.6%	11.3%

Juvenile revenues decreased by 1.4% to $240.1 million during the first quarter compared to $243.5 million during the corresponding period a year ago. Earnings from operations were $30.2 million in 2006 versus $27.5 million in 2005, an increase of 9.7%. Revenues in North America declined by 1.7% whereas revenues in Europe increased by 6.1 million Euros, or 8.1%. However, the impact of the stronger U.S. dollar in 2006 versus the Euro offset this sales growth. As a result, revenues for Europe as reported declined by $0.9 million or 0.9%. The revenue increase in Europe over last year continues to be driven by sales gains in Northern Europe and the United Kingdom. North American revenues were $142.1 million in the quarter versus $144.6 million in 2005. This is due to the fact that the 2005 quarter was particularly strong which resulted in lower sales in April 2005. In 2006, shipping in March versus April was more consistent with prior years.

In Europe, earnings increases were driven by sales gains offset by lower gross margins. Margins declined in Europe by 110 basis points due to higher raw material costs, principally resin, and by the stronger U.S. dollar which increased the cost of imported items. Despite the cost increases, the higher sales volumes produced a 4.8% increase in gross margin dollars while selling, general, administrative and other operating costs rose only slightly, As a result earnings from operations in Europe in Euro increased by 7.6% over last year. However, the stronger U.S. dollar versus the Euro in 2006 meant earnings in translated U.S. dollars show a decline of 1.3% from last year.

Gross margins in Canada and the United States were higher by a combined 100 basis points in 2006. Unlike the strength of the U.S. dollar against the Euro in the first quarter of 2006, the Canadian dollar continues to rise against its U.S. counterpart. As a result gross margins at Dorel Distribution Canada increased from 2005 levels. At DJG USA, improvements in labour and overhead costs offset higher raw material costs, improving margins by 80 basis points. The selling, general and administrative costs for the segment as a whole declined by $2.8 million, or 100 basis points as a percentage of sales. The rate of conversion of the Euro denominated expenses accounted for $1.4 million of the decrease with the balance due to lower costs at DJG USA. Product liability costs in the quarter were consistent with those of the prior year. Included in administrative expenses in the first quarter of 2005, was an amount of $9.8 million that was received from one of the Company’s insurance carriers in connection with its product liability coverage. However, most of the amount received was offset by other claim settlements at that time.

Home Furnishings

Expenses as a percentage of revenues	Three months ended March 31
	2006	2005
Revenues	100.0%	100.0%
Cost of Sales	87.5%	84.7%
Gross Profit	12.5%	15.3%
Selling, general and administrative expenses	7.3%	6.3%
Depreciation and amortization	1.2%	1.2%
Research and development costs	0.6%	0.4%
Earnings from operations	3.4%	7.4%

Home Furnishings revenues declined in the quarter by 8% from $145.4 million in 2005, to $133.7 million in 2006. Earnings from operations for the first quarter of 2006 were $4.6 million, a decline of 57.3% from the $10.8 million recorded in 2005. Sales of RTA furniture declined by US$20 million from the first quarter of 2005, or 27.6%, due principally to lower sales to the mass merchant channel. In February, a substantial amount of orders were received for shipping in the first quarter of 2006. The level of demand was above expectations and as a result, the three remaining RTA furniture plants were unable to service these customers appropriately. A lack of on-hand raw material inventory coupled with the on-going integration of the closed Wright City plant meant that orders were not shipped as scheduled. This situation substantially improved near the end of March, however as a result of missed delivery dates, orders were either cancelled or delayed into the second quarter.

Ameriwood’s futon sales in the quarter were flat with the prior year. Partially offsetting the RTA declines was an increase in revenues of 37.3% at Dorel Asia, where increased juvenile and “tweener” product sales to mass merchants, as well as by strong programs with dinette set increased sales. Cosco Home & Office sales also declined by 8% from last year, due principally to reduced sales to the Do-it-Yourself (DIY) distribution channel.

For the segment as a whole, gross margins were lower by 275 basis points versus the prior year, caused by lower margins at Ameriwood. The level of the RTA sales volume was insufficient to absorb the required levels of overhead, thereby lowering margins. However, RTA margins were at their highest level since the second quarter of 2005 as the closing of the Wright City manufacturing plant in late 2005 did lower costs overall. Selling, general and administrative expenses rose by US$646 thousand in 2006 due to higher selling costs at Dorel Asia. As a result due to lower sales for the segment as a whole, these costs as a percentage of revenues rose to 7.3% compared to 6.3% in 2005.

Subsequent to the end of the first quarter of 2006, particle board supply became tighter and prices began to rise. The cost of particle board is currently 20% higher than the average price paid in the first quarter and current market conditions suggest these prices may increase further. These higher costs could impede further margin improvements that would otherwise be expected based on improved overhead absorption and other efficiencies gained with the Wright City plant closure. Should this increase in costs continue, price increases to customers will be necessary over the course of the upcoming months.

Recreational / Leisure

Expenses as a percentage of revenues	Three months ended March 31
	2006	2005
Revenues	100.0%	100.0%
Cost of Sales	78.9%	77.9%
Gross Profit	21.1%	22.1%
Selling, general and administrative expenses	11.6%	11.4%
Depreciation and amortization	0.3%	0.2%
Earnings from operations	9.2%	10.5%

Recreational / Leisure revenues decreased 7% to $77.2 million during the first quarter compared to $83.1 million during the corresponding period a year ago. Earnings from operations for the first quarter decreased to $7.1 million from $8.7 million last year, a decrease of 19.1%. The sales decrease was due to lower bicycle sales through the mass merchant channel where a major customer chose to reduce on-hand inventory levels, impacting orders in the first quarter. It is believed that this customer will return to more normal inventory levels; however this did have the impact of lowering sales in the quarter. This decrease in bicycle sales was partially offset by the shipment of the new swing set product category, which is being marketed under the Playsafe brand name.

Gross margins decreased by 100 basis points in the quarter due to a less favourable product mix. This is because on average the lost bicycle sales carry a higher margin than the swing set category. Selling, general and administrative costs as a percentage of revenue increased to 11.6% from 11.4%, due to lower sales volumes. In dollars, selling, general and administrative expenses decreased to $9.0 million in 2006 as compared to $9.4 million in 2005.

Other Expenses

Interest on long term debt in the first three months of 2006 was $7.8 million, slightly lower than the $7.9 million incurred in 2005. This is the result of lower average borrowings offset by higher average interest rates incurred. Overall the Company’s year-to-date average interest rate was approximately 6.5% compared to 6% in 2005.

The Company’s tax rate is governed by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. The 2006 tax rate was 18.1% versus 19.7% in the prior year. This decline was due mainly to lower earnings in certain of the Company’s higher tax rate jurisdictions. For the year, the Company expects the tax rate to be in the 15% to 20% range.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first three months of 2006, as a result of lower earnings, cash flow from operating activities before changes in non-cash balances related to operations was $36.1 million compared to $39.7 million in 2005. After changes in non-cash balances related to operations, cash flow from operations was $11.5 million compared to $26.9 million in 2005, a decline of $15.4 million. The principal causes of the decline were a change in the timing of accounts payable disbursements which caused an increase in the use of cash in the amount of $22.8 million over the prior year. This was offset by reduced inventories which improved cash flow by $14.1 million over 2005. Included in year-to-date investing activities in 2006 was an amount of $4.9 million paid in reference to the balance of sale on the 2004 acquisition of Pacific Cycle. Excluding disbursements related to business acquisitions, the Company has spent $6.8 million on capital additions, comprising property, plant and equipment, deferred charges and intangible assets, a decline of $5.0 million from $11.8 million in the first three months of 2005.

Balance Sheet

At the end of the period, there were no significant changes to the financial position of the Company as at December 30, 2005. Certain of the Company’s working capital ratios are as follows:

	As at:
	Mar. 31, 2006	Dec. 30, 2005
Quick ratio	1.00	0.88
Current ratio	2.04	1.85
# of days in receivables	58.6	57.4
# of days in inventory	79.8	80.6

As of March 31, 2006, Dorel was compliant with all covenant requirements and expects to be so going forward. The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Off-Balance Sheet Arrangements

There have been no significant changes with regards to the contractual obligations and derivative financial instruments to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report and in Notes 14 and 19 to the Company’s year-end consolidated financial statements dated December 30, 2005.

OTHER INFORMATION

The designation, number and amount of each class and series of its shares outstanding as of March 31, 2006 are as follows:

▪

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

▪

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,461,044	$1,932	28,398,898	$160,593	$162,525

Outstanding stock options and Deferred Share Units values are disclosed in Note 5 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

Results for the first quarter of 2006 were lower than anticipated in the Home Furnishing and Recreational / Leisure segments for the reasons enumerated above while the Juvenile segment performed above expectations. The challenges within Home Furnishings, notably at Ameriwood, remain as changes continue to be made to improve earnings. Advances in sales and marketing have occurred and improvements in manufacturing have been made. However the manufacturing operations are in the process of being improved further. As these manufacturing improvements are made going forward, the strengthening Canadian dollar, continued rising particle board prices and possible tight supply in the particle board industry could hamper these improvements.

The drop in orders from a major customer in the Recreational / Leisure segment dampened first quarter sales. Based on recent order levels, it is not expected that this will occur again. Sales of swing sets and motor scooters were below expectations in the first quarter but are expected to be on plan going forward. The Juvenile segment should continue to perform well, however a continued rise in oil prices could increase resin costs further, possibly impacting earnings.

The Company’s tax rate was 18.1% in the first quarter, and based on a similar mix of earning jurisdictions, the rate for the year should remain around this level. A change in the pre-tax earnings mix could alter this rate, though it is expected the rate would remain in the range of 15% to 20%.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US ~~$~~

	As at March 31, 2006	As at December 30, 2005
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash	$ 19,183	$ 12,345
Accounts receivable	298,062	287,225
Income taxes receivable	8,679	14,817
Inventories	280,385	279,265
Prepaid expenses	11,707	10,288
Funds held by ceding insurer	3,672	3,647
Future income taxes	26,057	26,060
	647,745	633,647

PROPERTY, PLANT AND EQUIPMENT	143,232	144,248
DEFERRED CHARGES	15,030	15,561
INTANGIBLE ASSETS	254,572	253,245
GOODWILL (Note 10)	485,483	481,518
OTHER ASSETS	10,508	10,750
ASSETS HELD FOR SALE (Note 2)	3,699	3,699
	$ 1,560,269	$ 1,542,668

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,133	$ 4,828
Accounts payable and accrued liabilities	295,055	305,922
Income taxes payable	11,020	18,483
Balance of sale payable	–	4,946
Current portion of long-term debt	7,940	8,025
	317,148	342,204

LONG-TERM DEBT	448,586	439,634
BALANCE OF SALE PAYABLE	665	665
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	19,544	19,081
FUTURE INCOME TAXES	65,193	62,986
OTHER LONG-TERM LIABILITIES	4,464	5,656

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 4)	162,525	162,503
CONTRIBUTED SURPLUS (Note 5)	4,256	3,639
RETAINED EARNINGS	502,336	478,155
CUMULATIVE TRANSLATION ADJUSTMENT (Note 6)	35,552	28,145
	704,669	672,442
	$ 1,560,269	$ 1,542,668

(See accompanying notes)

DOREL INDUSTRIES INC. – CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Three Months Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)

Sales	$ 444,891	$ 465,624
Licensing and commission income	6,133	6,279
TOTAL REVENUE	451,024	471,903

EXPENSES
Cost of sales (Note 2)	349,916	362,734
Selling, general and administrative expenses	52,450	55,749
Depreciation and amortization (Note 7)	8,926	9,271
Research and development costs	2,281	2,190
Interest on long-term debt	7,774	7,920
Other interest	143	157
	421,490	438,021

Income before income taxes	29,534	33,882

Income taxes	5,353	6,677

NET INCOME	$ 24,181	$ 27,205

EARNINGS PER SHARE
Basic	$ 0.74	$ 0.83
Diluted	$ 0.74	$ 0.83

SHARES OUTSTANDING (Note 8)
Basic – weighted average	32,859,217	32,802,978
Diluted – weighted average	32,859,694	32,959,283

  (See accompanying notes)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Three Months Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 478,155	$ 386,833
Net income	24,181	27,205

BALANCE, END OF PERIOD	$ 502,336	$ 414,038

(See accompanying notes)

DOREL INDUSTRIES INC. – CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Three Months Ended
	March 31, 2006	March 31, 2005
	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 24,181	$ 27,205
Items not involving cash:
Depreciation and amortization	8,926	9,271
Amortization of deferred financing costs	398	402
Future income taxes	1,352	1,674
Stock based compensation	617	701
Pension and post-retirement defined benefit plans	605	488
Loss on disposal of property, plant and equipment	31	6
	36,110	39,747
Net change in non-cash balances related to operations:
Accounts receivable	(9,135)	(6,317)
Inventories	324	(13,776)
Prepaid expenses	(1,357)	297
Accounts payable and accruals and other liabilities	(13,018)	9,778
Income taxes	(1,472)	(2,831)
	(24,658)	(12,849)
CASH PROVIDED BY OPERATING ACTIVITIES	11,452	26,898

FINANCING ACTIVITIES
Bank indebtedness	(1,705)	(149)
Long-term debt	8,843	(8,705)
Issuance of capital stock (Note 4)	17	126
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	7,155	(8,728)

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 9)	(4,946)	(4,946)
Additions to property, plant and equipment – net	(3,471)	(6,699)
Deferred charges	(1,843)	(2,296)
Funds held by ceding insurer	(25)	(54)
Intangible assets	(1,525)	(2,808)
CASH USED IN INVESTING ACTIVITIES	(11,810)	(16,803)

Effect of exchange rate changes on cash	41	(203)
INCREASE IN CASH	6,838	1,164
Cash, beginning of period	12,345	11,288
CASH, END OF PERIOD	$ 19,183	$ 12,452

 (See accompanying notes)

DOREL INDUSTRIES INC. – CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

1.

Accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. The U.S. dollar is the functional currency of the Canadian parent company. They have been prepared on a basis consistent with those followed in the most recent audited financial statements. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Future Accounting Changes

Beginning with the first quarter of 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3865, “Hedges”, which were issued in January 2005. Under the new standards a new financial statement, Consolidated Statement of Other Comprehensive Income, has been introduced that will provide for certain gains and losses, including foreign currency translation adjustment and other amounts arising from changes in fair value to be temporarily recorded outside the income statement. In addition, all financial instruments, including embedded derivatives that must be separately accounted for, are to be included in the Company’s consolidated balance sheet and measured, in most cases, at fair values, and the requirements for hedge accounting have been further clarified. Although Dorel is in the process of evaluating the impact of these standards, the Company does not expect the Financial Instruments and Hedges standards to have a material impact on its consolidated financial statements as Dorel currently uses mark-to-market accounting for derivative instruments.

2.

Restructuring costs

On September 19, 2005, the Company announced a plan for the consolidation of its four North American ready-to-assemble (RTA) furniture manufacturing plants with the closure of its Wright City, Missouri facilities. The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. The Wright City facilities consist of three separate buildings, of which manufacturing operations have ceased as at December 30, 2005 with product shipments and the move of useful equipment to other RTA plants continuing through 2006.

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

2.

Restructuring costs (continued)

The Company has recorded a cumulative charge of $9,924 under the plan, of which $9,460 was recorded in the third and fourth quarters of 2005. The total pre-tax cost of the restructuring plan is expected to be approximately $10,312, including $8,658 non-cash charges related to write-downs of assets held for sale and inventory markdowns. Cost of sales includes pre-tax costs under the plan amounting to $464 for the three months ended March 31, 2006, which consisted of $548 for moving and reset expenses for inventory and equipment and other associated costs, net of a $84 adjustment of inventory markdowns.

A summary of the Company’s restructuring plan provision is as follows:

Three Months Ended March 31, 2006
Beginning balance at December 31, 2005	$ 594
Move of inventory, equipment and other related expenses (in Cost of sales) – provision	548
Cash paid for restructuring activities	(730)
Ending balance at March 31, 2006	$ 412

The restructuring provision as at March 31, 2006 is included in accrued liabilities and consists of $175 for employee severance and termination benefits, $143 for the termination of certain contractual obligations and $94 of other expenses, including legal fees. The consolidation plan is expected to be completed by the fourth quarter of 2006, with an additional $388 of restructuring costs to be incurred, mainly for moving and reset expenses for inventory and equipment and other associated costs.

Assets held for sale comprise buildings of $3,438 and equipment of $261. These assets are no longer depreciated; their fair values less costs to sell are monitored each quarter.

3.

Employee benefit plans

Expenses incurred under the Company’s benefit plans were as follows:

Three Months Ended March 31,
	2006	2005

Defined contribution plans	$ 426	$ 581
Defined benefit plans	585	746
Post-retirement benefit plans	276	11
Total	$ 1,287	$ 1,338

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

4.

Capital stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class “A” Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class “B” Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class “B” Subordinate Voting Shares without nominal or par value, convertible into Class “A” Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class “A” shares.

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Three Months Ended March 31, 2006		Year Ended December 30, 2005
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,473,244	$ 1,939	4,706,294	$ 2,059
Converted from Class “A” to Class “B” (1)	(12,200)	(7)	(233,050)	(120)
Balance, end of period	4,461,044	$ 1,932	4,473,244	$ 1,939

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,385,698	$ 160,564	28,093,898	$ 158,817
Converted from Class “A” to Class “B” (1)	12,200	7	233,050	120
Issued under stock option plan (2)(3)	1,000	22	58,750	1,627
Balance, end of period	28,398,898	$ 160,593	28,385,698	$ 160,564

TOTAL CAPITAL STOCK		$ 162,525		$ 162,503

(1)

During the period, the Company converted 12,200 (2005 - 233,050) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.55 per share (2005 - $0.51 per share).

(2)

During the period, the Company realized tax benefits amounting to $5 (2005 - $166) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

(3)

In 2005, capital stock was credited by the sum of consideration paid following exercise of stock options, together with the related portion previously recorded to contributed surplus amounting to $44                 (2006 - none).

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

5.

Stock-based compensation and other stock-based payments

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company's stock option plan is as follows:

	Three Months Ended March 31, 2006		Year Ended December 30, 2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,456,500	$ 30.88	1,615,750	$ 26.95
Granted	–	–	262,000	34.03
Exercised	(1,000)	16.95	(58,750)	24.45
Cancelled	(26,000)	33.74	(362,500)	31.93
Options outstanding, end of period	1,429,500	$ 30.79	1,456,500	$ 30.88

Total exercisable, end of year	752,500	$ 30.05	593,375	$ 29.14

A summary of options outstanding as of March 31, 2006 is as follows:

Total Outstanding			Total Exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

555,750	$16.95 - $27.20	$ 27.17	400,500	$ 27.16
142,000	$29.27 - $31.81	29.92	35,500	30.19
731,750	$32.13 - $34.49	33.71	316,500	33.70
1,429,500		$ 30.79	752,500	$ 30.05

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

5.

Stock-based compensation and other stock-based payments (continued)

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Total compensation cost recognized in income for employee stock options for the three months ended March 31, 2006 amounts to $570 (2005 - $658), and was credited to contributed surplus.

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

Three Months Ended March 31,
		2006	2005

Net income	As reported	$ 24,181	$ 27,205
	Pro forma	$ 23,693	$ 26,272

Basic earnings per share	As reported	$ 0.74	$ 0.83
	Pro forma	$ 0.72	$ 0.80

Fully diluted earnings per share	As reported	$ 0.74	$ 0.83
	Pro forma	$ 0.72	$ 0.80

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the three months ended March 31, 2006 and 2005, 1,692 and 1,381 additional DSU’s were issued respectively and $47 (2005 - $43) was expensed and credited to contributed surplus, for a total issued and outstanding of 10,172 DSU’s and $291 contributed surplus at March 31, 2006.

6.

Cumulative translation adjustment

Changes in the value of the Cumulative Translation Adjustment account occur upon the translation of self-sustaining foreign operations whose functional currency is other than the U.S. dollar, which is the Company’s reporting currency. The majority of the increase of $7,407 in the three-month period ended March 31, 2006 was due to the increase in value of the Euro against the U.S. dollar.

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

7.

Depreciation and amortization

Depreciation and amortization consists of the following:

	Three Months Ended March 31,
	2006	2005
Depreciation – Property, plant and equipment	$ 5,522	$ 5,834
Amortization – Deferred charges	2,121	2,556
Amortization – Intangibles	1,283	881
Total	$ 8,926	$ 9,271

8.

Shares outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Three Months Ended March 31,
	2006	2005

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,859,217	32,802,978
Dilutive effect of stock options and deferred share units	477	156,305
Weighted average number of diluted shares	32,859,694	32,959,283
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	1,434,454	656,282

9.

Statement of cash flows

Acquisition of subsidiary companies in the statement of cash flows represents the first quarter payment of the balance of sale payable amounting to $4,946 (2005 - $4,946).

Supplementary disclosure:

Three Months Ended March 31,
	2006	2005

Interest paid	$ 10,766	$ 8,332
Income taxes paid	$ 10,216	$ 8,696
Income taxes received	$ 5,252	$ –

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

10.

Segmented information

Industry Segments

	For The Three Months ended March 31,
	Total	Juvenile			Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenues	$451,024	$471,903	$ 240,093	$ 243,462	$ 133,727	$ 145,382	$ 77,204	$ 83,059
Cost of sales	349,916	362,734	171,997	174,832	116,993	123,197	60,926	64,705
Selling, general and administrative expenses	48,037	50,723	29,371	32,216	9,711	9,065	8,955	9,442
Depreciation & amortization	8,905	9,205	7,001	7,265	1,649	1,768	255	172
Research and development costs	2,281	2,190	1,511	1,611	770	579	–	–
Earnings from Operations	41,885	47,051	$ 30,213	$ 27,538	$ 4,604	$ 10,773	$ 7,068	$ 8,740
Interest	7,917	8,077
Corporate expenses	4,434	5,092
Income taxes	5,353	6,677
Net income	$ 24,181	$ 27,205

Geographic Segments – Origin of Revenues

	Three Months Ended March 31,
	2006	2005

Canada	$ 49,812	$ 51,693
United States	262,952	291,930
Europe	97,893	98,871
Other foreign countries	40,367	29,409
Total	$ 451,024	$ 471,903

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

10.

Segmented information (continued)

The continuity of goodwill by industry segment is as follows as at:

	Total		Juvenile	Home Furnishings			Recreational / Leisure
	March 31, 2006	Dec. 30, 2005	March 31, 2006	Dec. 30, 2005	March 31, 2006	Dec. 30, 2005	March 31, 2006	Dec. 30, 2005
Balance, beginning of year	$ 481,518	$ 512,546	$ 307,259	$ 333,781	$ 31,172	$ 31,172	$ 143,087	$ 147,593
Additions	–	–	–	–	–	–	–	–
Adjustments	–	(4,506)	–	–	–	–	–	(4,506)
Foreign exchange	3,965	(26,522)	3,965	(26,522)	–	–	–	–
Balance, end of period	$ 485,483	$481,518	$ 311,224	$ 307,259	$ 31,172	$ 31,172	$ 143,087	$ 143,087

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

May 12, 2006

__________________________________________________________________________________________________

DOREL INDUSTRIES INC. – NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three months ended March 31, 2006